November 3, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Holdco Corp.

Registration Statement on Form S-4

Filed September 17, 2015

File No. 333-206989

Dear Mr. Spirgel:

On behalf of Cambridge Holdco Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 14, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”) relating to the business combination between Cambridge Capital Acquisition Corporation (“Cambridge”) and Ability Computer & Software Industries Ltd. (“Ability”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Justin Kisner.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Cover Page

1.

We note that the business combination, assuming that no stockholders of Cambridge elect to convert their public shares into cash in connection with the redomestication merger, will result in the Ability shareholders and the other persons receiving ordinary shares of Holdco comprising a portion of the share exchange consideration holding approximately 59.8% of the ordinary shares of Holdco to be outstanding immediately after the business combination. In this scenario, the former Cambridge stockholders will hold approximately 40.1% of Holdco’s outstanding ordinary shares. Please

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disclose this information and approximate ownership percentages in the event of a maximum conversion of Cambridge public shares and the issuance of net income shares.

We have revised the cover page of the prospectus included in the Registration Statement as requested.

Summary of the Material Terms of the Business Combination, page 1

2.	Please clarify the purpose of structuring the business combination to involve the JV share purchase agreement.

We have revised the disclosure on pages 2, 16 and 71 of the Registration Statement as requested.

3.	Please disclose the names and titles of the two Ability shareholders.

We have revised the disclosure on page 1 of the Registration Statement as requested.

4.	To provide context, please disclose here and elsewhere, the maximum number and percentage of shares that could be converted upon consummation of the redomestication merger before Cambridge holds less than $40 million cash after giving effect to the payment to converting stockholders.

We have revised the disclosure on page 3 of the Registration Statement and elsewhere as appropriate as requested.

Questions And Answers About The Proposals, page 5

5.	Please consider including a Q&A to disclose that Cambridge’s initial stockholders holding approximately 23.6% of the outstanding shares of common stock have agreed to vote the initial shares and private units acquired post-initial public offering, in favor of the merger proposal, and intend to vote their shares in favor of all other proposals presented at the special meeting

We have revised the disclosure on page 10 of the Registration Statement as requested.

Q. Do I have conversion rights?, page 7

6.	Please revise to further clarify that Cambridge stockholders who do not vote with respect to the merger proposal, including as a result of an abstention or a broker non-vote, may not convert their shares into cash.

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We have revised the disclosure on pages 7, 20 and 66 of the Registration Statement as requested.

7.	Please disclose that shares will only be converted if the business combination is consummated; otherwise, those who elected to convert would only receive a portion of the trust account upon liquidation, which is likely to be less than they would receive if their shares were converted.

We have revised the disclosure on pages 8, 20 and 67 of the Registration Statement as requested.

Q. What happens if the business combination is not consummated?, page 10

8.	Please revise your disclosure here and elsewhere in the document to provide an estimate of the pro rata share liquidation value the Cambridge shareholders would receive if the business combination is not consummated.

We have revised the disclosure on pages 10 and 125 of the Registration Statement as requested.

Summary of the Proxy Statement/Prospectus

The Merger Proposal, page 14

9.	Please disclose Ability’s plan to declare and pay an aggregate of $11 million of dividends to the Ability shareholders immediately prior to the consummation of the business transaction.

We have revised the disclosure on page 15 of the Registration Statement as requested.

Forward-Looking Statements, page 63

10.	We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for tender offers, such as your registered exchange offer, in connection with an initial public offering. Please revise to remove the reference.

We have revised the disclosure on page 63 of the Registration Statement as requested.

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The Merger Proposal

Background of the Business Combination, page 72

11.	The first sentence of the third paragraph on page 73 may imply that Cambridge engaged in discussions with Ability prior to the termination of your proposed business combination with Parakou Tankers, Inc., as described in paragraphs four and five on page 73. Please revise to clarify the chronology of Cambridge’s negotiations with potential targets.

We have revised the disclosure on page 73 of the Registration Statement as requested.

12.	In the prospectus for Cambridge Capital Acquisition Corporation, it is disclosed that Cambridge would focus its search for target businesses that operate in the supply chain industry, with an emphasis on target businesses that operate in the traditional transportation and logistics end of the supply chain industry. Please explain why and how EarlyBirdCapital and Migdal Underwriting & Business Initiatives, Ltd. introduced Cambridge to Ability. In doing so, explain why EarlyBirdCapital and Migdal introduced Cambridge to a company involved in cyber intelligence and decryption rather than a company involved in an industry more similar to supply chain management. In addition, please briefly explain why Cambridge agreed to pursue discussions given Ability’s industry focus. As presently disclosed, it is unclear why Cambridge decided to enter into a confidentiality agreement and proceed with further discussions.

As indicated in Cambridge’s final prospectus in connection with its initial public offering, although Cambridge’s focus in searching for a target business was in the supply chain industry with an emphasis on target businesses that operated in the traditional transportation and logistics end of the supply chain industry, Cambridge was not limited to that industry and was permitted to choose a target business in any industry or geographic region that it felt provided its stockholders with the greatest opportunity to participate in a company with significant growth potential. Accordingly, it regularly analyzed investment opportunities that were outside the supply chain industry in an effort to locate the best potential business combination opportunity for its stockholders. As a result, when EarlyBirdCapital, Inc. and Migdal Underwriting and Business Initiatives, Ltd. (“Migdal”) suggested management of Cambridge meet with Ability, Cambridge agreed. We have revised the disclosure on pages 6, 72 and 73 of the Registration Statement to clarify the foregoing.

13.

The descriptions of communications and meetings contained within this section do not adequately explain the substance and importance of these events. For example, disclosures of discussion held between June 9, 2015 and the signing of a term sheet on June 29, 2015, do not inform investors of the substance or significance of discussions involving Ability’s products, market share or future prospects, or explain why the

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parties committed to pursuing further discussions and negotiations. As another example, the descriptions of communications and meetings in July 2015 lack material information in terms of corporate strategy. Please revise to provide investors with substantive information about the development of the business combination.

We have revised the disclosure on pages 73 and 74 of the Registration Statement as requested.

14.	Please expand your discussion of the parties’ negotiation of key aspects of the deal terms, including, but not limited to:

•	The determination of the business combination mix of consideration, including,

•	The determination of the net income targets and the number of Holdco shares issuable thereunder; and

•	The determination of the ratios resulting in the post-closing equity ownership of Holdco.

We have revised the disclosure on page 75 of the Registration Statement as requested.

15.	Please provide us with analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by EarlyBirdCapital, Migdal Underwriting & Business Initiatives, Ltd. and Prometheus in connection with the business combination with Ability.

We are supplementally providing the Staff with the above-requested documents.

Cambridge’s Board of Directors’ Reasons for Approval., page 75

16.	Please provide us with marked copies, clearly cross-referencing your statements with highlighted portions of the report(s), supporting the assertions regarding the markets in which Ability operates.

We are supplementally providing the Staff with the above-requested documents.

The Merger Agreement

Waiver, page 97

17.	Please disclose Cambridge’s plan to resolicit shareholder approval of the transactions if either party waives a material condition. We note your disclosure on page 60.

We have revised the disclosure on page 97 of the Registration Statement as requested.

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Unaudited pro forma condensed combined financial statements

Basis of pro forma presentation, page 102

18.	We note that you will record the shares which may be issued upon achievement of the earnout targets as earned. Please tell us your consideration to account for the earn-out arrangement as:

•	a derivative financial instrument liability under ASC 815;

•	a compensation arrangement under ASC 805.

The parties considered whether the earn-out arrangement was within the scope of either ASC 815 or a compensation arrangement within the scope of ASC 805, and determined that it was not, for the reasons outlined below.

Consideration of ASC 815

The reverse merger does not fall within the scope of ASC 805, but rather is considered to be a recapitalization of Ability (the operating company) via the exchange of its shares for the public shares and the cash of Cambridge, the public shell company. Accordingly, the earn-out shares do not represent business combination consideration. Rather, the earn-out shares, if and when issued, will represent a stock dividend to the previous shareholders of Ability.

We note that this determination can be analogized to the following guidance issued by KPMG in their business combination guidebook:

6.056 Contingent shares issued to the stockholders of the accounting acquirer based on earnings in a reverse acquisition should be accounted for similar to a stock dividend and included in earnings per share from the date of issuance…

The parties also concluded that the arrangement does not meet the criteria to be a derivative because it meets the following ASC 815 scope exception:

ASC 815-10-15-59 determines the following scope exception to the sub topic:

‘Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on which the settlement is based is any one of the following:

a. ……

b. …….

c. ………

d. Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the

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volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)’

We note this scope exception, as applied to earn-out arrangements, is consistent with guidance from PWC’s book Derivative instruments and hedging activities (second edition):

‘This exception is intended to apply to contracts providing for settlements that are based on the volume of items sold or services rendered—for example, royalty agreements or leases stipulating that rental payments be based on sales volume. This exception may also be extended to net income or EBITA (earnings before interest, taxes, and amortization) unless the income measure is due predominantly to the movement of the fair value of a portfolio of assets. This is because the exception is not intended to apply to contracts with settlements based on changes that are due principally to changes in market prices. Accordingly, a contract issued by an entity to pay a counterparty 3 percent of its net sales of gold would not be subject to the requirements of ASC 815, but a contract to pay the counterparty 3 percent of a price increase that raises the market price of gold to above $1,000 per ounce would be subject to those requirements.

The earn-out arrangement is not exchange-traded. The number of shares to be issued will be based on achievement of specified net income targets (and not changes in market prices). Since the instrument is scoped out thru ASC 815-10-15-59, there is no need for further analysis under this topic. As previously discussed, the shares will be accounted for as dividends if/when issued. We also note that this accounting treatment is consistent with similar merger transactions in practice.1

Consideration as a Compensation arrangement under ASC 805

While the parties determined that the earn-out arrangement does not fall under ASC 805 (as discussed above), it was considered whether it represented a compensation arrangement by analogy to the guidance of ASC 805 and determined that it did not.

The following analysis was conducted in order to determine whether the earn-out shares represent compensation to Ability’s shareholders in their capacity as employees of Ability:

1 TECNOGLASS INC. 10-K AS filed with the SEC 0N 4/15/2015 Pg. F-27&28:

http://www.sec.gov/Archives/edgar/data/1534675/000114420415023016/v405237_10k.htm

QUARTET HOLDCO LTD. S-4 as filed with the SEC on 5/12/2015- Pg. 87:

http://www.sec.gov/Archives/edgar/data/1606909/000114420414029696/v377478_s4.htm#tUPFC

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ASC 805-10-55-25 provides the following indicators in order to determine whether the contingent consideration is additional consideration in respect to the business combination or represent employee compensation:

a)	Continuing employment – The net income shares arrangement has no continuing employment terms. Although Ability’s shareholders will enter into employment agreements with combined entity, they will have no minimum employment periods and can be terminated at any time, while the Ability’s shareholders will be still eligible for the net income shares. Accordingly, the issuance of the net income shares is not dependent on future employment of Ability’s shareholders following the transaction. This indicates that the contingent payments represent additional consideration rather than employees’ compensation.

b)	Duration of continuing employment – Not applicable

c)	Level of compensation – Ability’s shareholders’ new employment agreements following the transaction represent a reasonable level of compensation in respect to their positions and in comparison to other key employees in the combined entity. This indicates that the contingent payments represent additional consideration rather than employees’ compensation.

d)	Incremental payments to employees – Not applicable as both of Ability’s shareholders (Ability has no other shareholders) are, and will be, the Company’s employees.

e)	Number of shares owned – As described in the proxy statement, as this is a reverse merger, following the transaction, Ability’s shareholders will possess a significant amount of shares of the Company and therefore will become its controlling group. The additional net income shares come as additional payment for the shares of Ability since the valuation of Ability is not a single fixed amount but rather a range. Therefore, this criterion may provide that this is a profit-sharing arrangement intended to provide consideration to shareholders rather than compensation.

f)	Linkage to the valuation – Given the cash consideration of $19.1 million and a put option valued at $10.9 million and the considerations paid in shares to Ability’s shareholders, valued at $151.9 million (based on $10.10 per share), the implied value of Ability is $181.9 million. According to the valuation, as presented in the S-4, the calculated value in accordance to DCF is $226 million. Such gap between the implied value and the calculated value is an indicator that the net income shares are an additional consideration rather than employees’ compensation.

g)	Formula for determining consideration – The contingent payment is determined on the basis of a multiple of net income. This indicates that the contingent payments represent an additional consideration rather than employees’ compensation.

h)	Other agreements and issues – Not applicable

Given the analysis above, the parties have determined that the contingent consideration should be accounted for as consideration in respect to the merger rather than compensation to Ability’s shareholders in their capacity as the Company’s employees.

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19.	Please refer to adjustment C and J to the pro forma statement of operations on pages 104 and 105 respectively. It is unclear whether the additional compensation is as a result of new employment contracts entered with Mr. Hurgin and Mr. Aurovsky in connection with the transaction or related to other class of employees. Please clarify.

The additional adjustments C and J to the pro forma is a result of new employment agreements entered with Ability’s shareholders, Mr. Hurgin and Mr. Aurovsky, in connection with the transaction. We have revised the disclosure in the Registration Statement as requested.

20.	Refer to Note 6 to the pro forma adjustments on page 107. Please clarify the nature and amount of the expense included in (iii). It is unclear whether this is related to the net income target for the year ending December 31, 2015 and if so, how the $1,091 was determined.

As part of the transaction, Migdal will be entitled to cash consideration of $900,000 and 480,000 shares of the Company. Migdal will also be entitled to 3% of the “net income shares”, as described in the merger agreement. The $1,091,000 was calculated, assuming that the target of net income of at least $27 million for the fiscal year 2015 will be achieved, as follow:

Net income shares for the year ending December 31, 2015	3,600,000
Migdal 3%	108,000
Price per share	$10.1

$1,090,800

Ability’s Management’s Discussion and Analysis

Results of Operations

Six months ended June 30, 2015 compared to six months ended June 30, 2014, page 151

21.	Please expand your discussion under this section and in your comparison of 2014 to 2013 to provide more details explaining the underlying business drivers—large projects—that contributed to these changes. In doing so, please also describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. Refer to Item 303(a)(3) and (a)(3)(iii) of Regulation S-K.

We have revised the disclosure in the Registration Statement as requested.

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November 3, 2015

Cambridge Capital Acquisition Corporation and Subsidiaries

Consolidated Statement of Cash Flows, page F-19

22.	We note that your cash flows from investing activities for the year ended December 31, 2014 includes $ (487,943,697) in Purchases of restricted investments and cash equivalents held in Trust Account with an offsetting $487,943,697 in Proceeds from maturity of restricted investments. Please expand your disclosure to describe the nature of your investments and the frequency of their disposition. For example, we note that your disclosed interest income for the same period is minimal.

We have revised the disclosures on pages F-9 and F-22 of the Registration Statement as requested.

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements As of June 30, 2015

Note to Condensed Consolidated Interim Financial Statements

Note 1 – General, page F-20

23.	We note you are consolidating ASM because you concluded that ASM is a variable interest entity (VIE) and that you are the primary beneficiary. We also note that ASM is wholly owned by Mr. Tzur. It is unclear to us how you have a controlling financial interest in ASM. Refer to ASC 810-10 and tell us in detail the basis for your conclusion

General – Ability Computers & Software Ltd. (“Ability”) entered into a JV agreement (”JV Agreement”) with Ability Security Systems Ltd. (“ASM”), wholly owned by Mr. Tzur, an Ability’s service provider (“ASM shareholder”), registered with the Israeli Defense Export Control Agency (“DECA”) as a certified exporter, with knowledge and experience related to Israeli Export Control procedures, and Israeli defense and homeland security products. The parties are interested in a mutually beneficial commercial relationship based on their complementary skills, commercial connections, experience and capabilities in pursuing business opportunities in the field of DECA controlled products, whereby Ability contributes the substantial business efforts while ASM is responsible mainly for the regulated.

Ability has evaluated its accounting policy in accordance with ASC 810 criteria and determined that ASM is a variable interest entity (“VIE”) and that Ability is its primary beneficiary:

1.	Scope of ASC 810 – we examined the ASC 810-10-15-17 for scope exceptions. ASM does not meet any of the scope exceptions in ASC 810-10-15-17 a-c. ASM also does not fall under the scope exception of ASC 810-10-15-17 (d), although ASM is a business, as:

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a)	Ability and its shareholders were significantly involved in the redesign of ASM operations.

b)	ASM was redesigned in such manner that Ability and its shareholders are significantly involved in all of its operations and in essence, the operations are conducted in favor of Ability only. ASM has no other activities other than on behalf of Ability. These activities are governed by a long-term agreement (JV Agreement) and can be terminated and/or transferred to Ability full ownership at any time, subject to Ability’s exclusive discretion as detailed in the JV agreement. Moreover, According to the JV Agreement, ASM shall negotiate and determine any project terms and sign contracts with the clients—all with a full transparency, coordination and advance consent from Ability, as applicable. Ability is entitled to all, but 3% commission (the return that ASM shareholder is entitled to) of ASM’s results and is fully responsible to indemnify ASM for any losses accrued as part of their joint operations.

2.	ASM meets the definition for VIE:

a)	When the activities of ASM started (following the JV agreement) it did not have equity at risk (no equity and no subordinated loans). All equity that ASM has achieved is based on the transactions that have been approved by Ability. Based on the agreement, the return will be transferred to Ability while ASM retains commission that will be paid to its shareholder as a service provider.

b)	The ASM shareholder does not have the obligation to absorb its losses since Ability and its shareholder will fully indemnify ASM on any negative consequences with respect to the performance of a project. Any required financial guarantees are provided by Ability.

3.	Is Ability the Primary Beneficiary?

ASC 810 determines that the primary beneficiary is the variable interest holder that has (1) the power to direct activities that most significantly impact the economic performance of the VIE, and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

a)	Ability has the power to govern ASM’s operations through its consent provision of any new client which ASM wishes to accept. The transactions that ASM engages are for the benefit of Ability only (ASM doesn’t have any other business) and therefore we believe that the power criterion of ASC 810-10-25-38A is met.

b)	Ability is entitled to all, but 3% commission, of ASM’s results thru the agreements with ASM and ASM shareholder. Ability is fully responsible to

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indemnify ASM for any losses accrued as part of the joint operations. Therefore, Ability has the obligation to absorb losses of the VIE (ASM) that could potentially be significant to ASM and has the right to receive most of the benefits from ASM.

Following the analysis above, Ability has determined that ASM is a VIE and that Ability is the primary beneficiary of such VIE, hence, ASM should be consolidated in Ability’s consolidated financial statements.

Note 5 d. Other, page F-40

24.	We note your disclosure of a fraudulent wire transfer of $462 thousand. Please tell us; to the extent you have evaluated the issue, if you plan to take significant remediation steps and your estimate of the related costs, if material.

As a result of a fraudulent transfer Ability has applied a new payment authorization policy. According to the new policy every payment should be approved (by a call and e-mail) by one of Ability’s shareholders, Mr. Hurgin or Mr. Aurovsky, before initiating the transaction. Such procedure does not bear additional costs.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

d. Foreign currency, page F-50

25.	You disclose that the U.S. dollar is your functional currency; however, we note that all of your current operations are outside of the U.S. Using the guidance in ASC 830-10-45 and ASC 830-10-55 please tell us how you determined your functional currency.

Ability’s management has carefully considered the guidance of ASC 830-10-45 and ASC 830-10-55 in order to determine its functional currency.

The following is a summary of the analysis:

a)	Cash flow indicators – Cash flows related to the entity’s individual assets and liabilities are primarily in U.S. dollars. Though Ability is domiciled in Israel, as its activities are conducted globally, the U.S. dollar represents the main currency in which the Company, its clients, vendors and competitors are doing business in. As a result, a significant portion of Ability’s cash flows is in U.S. dollars.

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b)	Sales price indicators – Similar to the above, as Ability and its competitors’ products are sold globally, the U.S. dollar is the currency used for pricing of its products. Such prices are not responsive to changes in exchange rates of the local currency.

c)	Sales market indicators – Sales are denominated in U.S. dollars.

d)	Expense indicators – Though a portion of Ability’s expenditures are conducted in New Israeli Shekels (i.e. lease expenses, wages, other general and administrative expenses), the majority of Ability’s expenditures, representing mainly purchases of products from other vendors, are conducted in U.S. dollars.

e)	Financing indicators – Prior to the merger transaction, there were no outside financing and Ability has funded its own operations using its cash flows from operating activities.

f)	Intercompany transactions and arrangements indicators – not applicable

Given the above analysis and Ability’s management considerations, Ability has determined its functional currency as U.S. dollars.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Benjamin Gordon